

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

May 28, 2008

Via Facsimile (202) 331-0726 and U.S. Mail

Jeffrey Squires, Esq.
SquiresLaw, PLLC
1850 M Street, NW
Suite 280
Washington, DC 20036

Re: **TVI Corporation**
        Definitive Proxy Statement on Schedule 14A
        Filed May 23, 2008 by Allen E. Bender
        File Number 0-10449

Dear Mr. Squires:

        We have reviewed the above referenced filing and have the following comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

Definitive Proxy Statement

1.   We note that Mr. Bender has made several posts on the Yahoo Finance Internet
        chat room, beginning on February 22, 2008 through the username
        "straightarrow95." The posting on February 22, 2008 (and subsequent postings)
        appears to be a solicitation. We also note that on April 25, 2008 Mr. Bender filed
        his preliminary proxy statement. Mr. Bender made these postings without
        compliance with the provisions of Rule 14a-12. We note additionally the
        following: (i) a person who relies on Rule 14a-2(b)(1) "for exempt
        communications will be deemed to have made an irrevocable election to maintain
        exempt status throughout the relevant soliciting period" (see Section II.A.2,
        Release 34-31326, October 16, 1992); (ii) posting a solicitation in an Internet chat
        room prevents reliance on Rule 14a-2(b)(2); and, (iii) while not addressing other
        potential considerations, Rule 14a-2(b)(6) became effective on February 25, 2008.
        With respect to clause (i) above, it appears that the Rule 14a-2(b)(1)(iv) and Rule
        14a-2(b)(1)(vi) would prevent reliance upon the Rule 14a-2(b)(1) exemption.
        Please advise us why Mr. Bender did not file his Internet postings as Rule 14a-12

communications. In addition, please explain to us the legal basis upon which Mr. Bender decided to proceed with a registered solicitation after apparently attempting to conduct an exempt solicitation.

2.   On a related note, please tell us what other soliciting activities Mr. Bender and Mr. Squires undertook and the exemption upon which they relied. It has come to our attention, for example, that (i) Mr. Squires joined two other persons in corresponding with the company, in late 2007, and suggested the possibility of a contest for the election of directors, and (ii) Mr. Bender delivered letters to company shareholders during February 2008 seeking support in his current solicitation.

3.   It has come to our attention that Mr. Bender made a joint request for a list of shareholders pursuant to Rule 14a-7 with Mr. Jesse Diaz and that the joint holdings of these two persons exceeded 5% of the outstanding shares of common stock of the company. Please provide us your legal analysis of the creation of a group under Rule 13d-5 (and the consequent requirement to file a Schedule 13D) in connection with this joint request and in connection with all other activities undertaken by Mr. Bender during this solicitation.

General

4.   We note the company's disclosure in its proxy statement that, under Maryland corporate law and the company's bylaws, your proposals 4, 6, 7, 8, 9 and 10 would not be effective, even if approved, in making the changes you seek. We also note that the company has disclosed that your failure to present these proposals as precatory will result in those proposals to be ruled out of order at the annual meeting. Please revise your proxy statement generally, and each of the referenced proposals specifically, to address this issue. Alternatively, provide us with your detailed legal analysis of Maryland law and the company's bylaws supporting your position.

Letter to Shareholders

5.   We reissue comment 1. It is unclear how you responded to it with respect to the second bullet point. We note that you have revised your disclosure in this respect to include additional opinions in your proxy statement that appear to directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation and other apparent opinions without the type of support described in our prior comment 2. In addition, we note that you deleted the statement cited in the third bullet point but added a similar statement ("…if you think stockholder interests come first…") without otherwise responding to our comment.

6.   Refer to the disclosure under the heading "Blame the Board for this Proxy contest." Please revise your disclosure to clarify that the company has expressed its legal basis for potentially disallowing presentation of your proposals at the meeting and for potentially not effecting the changes you seek in your proposals.

7.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your disclosure under the heading "We must improve our marketing" (except the last sentence therein).

Background of the Solicitation, page 3

8.   We reissue comment 9 with respect to the first, fourth, and sixth bullet points.

9.   We reissue comment 11 with respect to the first bullet point.

10.   We reissue comment 14.

Board Proposal Two, page 10

11.   We reissue comment 16 with respect to the second bullet point.

Bender Proposal 5, page 12

12.   We note the revisions made in response to prior comment 18 and we reissue the comment. It is unclear what relationship there is between your disclosure and the provisions of Rule 14a-8. We note that shareholder proposals relating to the election of directors are ineligible for inclusion in the company's proxy statement. See Rule 14a-8, Question 9, Response 8.

Bender Proposal 6, page 13

13.   We reissue comment 21. We also note that the revisions referred to in your response do not appear to have been made in this section.

14.   We note your response to comment 22. The relevance of the last sentence of the last full paragraph on page 13 is unclear. To the extent you retain such disclosure, please correct your reference to Schedule 13D.

Bender Proposal 10, page 16

15.   We note that this proposal addresses shares of stock while the Rights Plan
        provides for the issuance of stock purchase rights. Please provide us your
        analysis, with a view toward revised disclosure, of the effectiveness of your
        proposal in achieving its stated goal in light of this discrepancy.

Bender Proposal 11, page 17

16.   Given the company's disclosure as described in comment 4 above, please revise
        your disclosure to explain how your proposals "will benefit all stockholders…"

Closing Comments

        Please amend the preliminary proxy statement in response to these comments.
Clearly and precisely mark the changes to the preliminary proxy statement effected by
the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may
have further comments upon receipt of your amendment; therefore, please allow adequate
time after the filing of the amendment for further staff review.

        You should furnish a response letter with the amendment keying your responses
to our comment letter and providing any supplemental information we have requested.
You should transmit the letter via EDGAR under the label "CORRESP." In the event
that you believe that compliance with any of the above comments is inappropriate,
provide a basis for such belief to the staff in the response letter.

        Please direct any questions to me at (202) 551-3619. You may also contact me
via facsimile at (202) 772-9203. Please send all correspondence to us at the following
ZIP code: 20549-3628.

                                    Sincerely,

                                    Daniel F. Duchovny
                                    Special Counsel
                                    Office of Mergers and Acquisitions